Exhibit 21.1

Subsidiaries of ZaZa Energy Corporation

Subsidiary	Jurisdiction of Incorporation
Toreador Resources Corporation	Delaware

ZaZa Energy Development, LLC	Texas

ZaZa Energy, LLC	Texas

ZaZa Holdings, Inc.	Delaware

ZaZa International Holding Limited Liability Company	Hungary

ZaZa Petroleum Management, LLC	Texas